Vermillion, Inc.

Building Two, Suite 100

12117 Bee Caves Road

Austin, TX 78738

December 17, 2010

VIA EDGAR AND U.S. MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. Kevin L. Vaughn, Accounting Branch Chief

Re:	Vermillion, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed May 20, 2010

Form 10-Q for the Quarter Ended September 30, 2010

Filed November 12, 2010

File No. 000-14800

Dear Mr. Vaughn:

On behalf of Vermillion, Inc. (the “Company”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by facsimile dated November 30, 2010, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and filed on May 20, 2010 and Form 10-Q for the quarter ended September 30, 2010 and filed on November 12, 2010. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated each Comment in the order provided followed by the Company’s response.

Form 10-K for the Year Ended January 31, 2010

Item 1. Business, page 1

Clinical Development, page 4

1.	We note your disclosure on page 34 that to become profitable you may need to complete development of additional key diagnostic tests, obtain FDA approval and successfully commercialize these products in addition to the OVA1 test. In future filings, as applicable, please expand your discussion on pages 5 and 6 of your non-OVA1 development efforts to clarify the status of your clinical development in these areas and indicate whether you are presently seeking pre-market approval or 510(k) clearance.

We take note of the Staff’s comment and will revise future filings to expand our discussions on non-OVA1 development efforts and their respective status at the time of each respective filing.

Item 9A(T). Controls and Procedures, page 81

- Management’s Report on Internal Control over Financial Reporting, page 81

2.	We note your disclosure here regarding the material weakness you identified. However, your disclosure appears vague and broad. With a view toward enhanced disclosure in future filings, explain to us in greater detail the material weakness identified and explain with greater specificity how the material weakness could impact your financial statements. You state that the lack of sufficient staff with necessary experience in GAAP impacted your ability to perform your control procedures relating to the accounting and reporting process. It is not clear how, if at all, the material weakness relates to the ongoing recording of transactions. Tell us any additional control deficiencies you identified, such as inability to properly record complex transactions, lack of segregation of duties, or lack of management oversight. Describe how you considered any such additional control deficiencies in your assessment of internal controls over financial reporting. Refer to SEC Release 33-8310, Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting, dated June 27, 2007.

As of December 31, 2009 and during the year then ended, the Company operated under Chapter 11 of the United States Bankruptcy Code. During the bankruptcy period, the Company reduced its headcount to three employees, only one of which was a non-managerial accounting employee. As a result, the Company did not file on a timely basis its Forms 10-Q which became due during the bankruptcy period and the Forms 10-K for the years ended December 31, 2008 and 2009 in accordance with the Securities Exchange Act of 1934. Specifically, the Company did not have sufficient accounting and reporting expertise necessary to make estimates requiring significant judgment or to record complex transactions in a manner necessary to facilitate the timely filing of all Forms required by the Exchange Act of 1934. This control deficiency, if not corrected, could result in a material misstatement of the Company’s annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Therefore, management concluded that this control deficiency constituted a material weakness at December 31, 2009.

During the year ending December 31, 2010, the Company has been involved in efforts to restore and maintain an effective internal control environment. In February 2010, as part of this process, the Company hired an Interim Vice President, Finance & Chief Accounting Officer and engaged independent contractors, some of whom were former employees of the Company, to perform an extensive review of fiscal 2008 and 2009 transactions and prepare financial statements for the years then ended in accordance with generally accepted accounting principles. In May 2010, the Company filed its past-due Forms 10-Qs and 10-Ks to become compliant with the Securities and Exchange Act of 1934. The Company has hired a Vice President and Chief Financial Officer, a Corporate Controller and two full-time accounting staff. In addition, we are restoring, updating and re-implementing the Company’s internal control processes and procedures to reflect our existing operations. Specifically, we have:

(1) re-established our entity level controls;

(2) re-instituted procedures to address segregation of duties;

(3) incorporated the level of management oversight and review of the financial statements and corresponding SEC filings that was originally contemplated in the Company’s internal control system; and

(4) hired management that we believe has the necessary expertise to make estimates requiring significant judgment, to record complex transactions and to facilitate the timely filing of SEC documents.

The Company’s testing, evaluation and conclusion on the effectiveness of our internal controls in place at December 31, 2010 will not be completed until sometime in early 2011. As a result, we have not yet made any conclusions, nor have we disclosed in any of our subsequent quarterly filings, the sufficiency of the actions taken in remediating the control deficiencies that led to the material weakness at December 31, 2009.

As requested by the Staff, the Company will clarify the key facts above in future filings.

Form 10-Q for the Quarter Ended September 30, 2010

- Consolidated Statement of Operations, page 2

3.	We note that you present stock-based compensation charges on the face of the consolidated statements of operations in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, please revise future filings to present stock-based compensation in a parenthetical note to the appropriate income statement line items or to remove the total stock compensation line from the table. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A.

We take note of the Staff’s comment and will remove the total stock compensation line from the table in future filings accordingly.

Note 1. Organization, Basis of Presentation and Significant Accounting and Reporting Policies, page 4

- Significant Accounting and Reporting Policies, page 5

- Revenue Recognition, page 5

4.	We note your disclosures here regarding your revenue recognition policy on sales of the OVA1 Test products. You state on page 16 that it is not easy to estimate revenues from Quest Diagnostics Incorporated (Quest) related to the sales of these products. In light of your disclosure on page 16 that it is not easy to estimate revenues from Quest Diagnostics Incorporated related to the sales of these products, please explain to us in more detail how you determine at what point in the earnings process that you meet the four revenue criteria prescribed in SAB Topic 13. In your discussion, explain why you have only recognized revenue on 1,592 of the estimated 3,220 tests performed through September 30, 2010 by describing what criteria under SAB Topic 13 had not been met for the remaining 1,628 tests.

The Company derives its product revenues, representing the fee or royalty from lab tests performed by Quest, from sales of the OVA1 Test. As of September 30, 2010, our product sales were made to a single customer, Quest Diagnostics, Inc. (“Quest”), under the terms of a Strategic Alliance Agreement dated July 22, 2005 and subsequent Amendments. Under the terms of the Strategic Alliance Agreement, the Company’s fee due from Quest is calculated as 25% of Quest’s Gross Margin (as defined) on sales related to diagnostic tests performed on their end customers.

Because of the inherent difficulty in understanding Quest’s reimbursement rates by third party payors, the payor mix related to Quest’s patients, and other factors that impact Quest’s Gross Margin (as defined), for which the Company has limited visibility, product revenue, representing the fee or royalty from lab tests performed by Quest, from the March 2010 product commercialization date through September 30, 2010 has only been recognized for those diagnostic tests (i.e., 1,592 units) that were reported to us by Quest as having been performed and the price finalized, therefore not subject to future adjustment. Quest is required to report these units and submit payment within 30 days of the end of each quarterly period.

In accordance with SAB Topic 13, our product revenues for tests performed by Quest are recognized when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

A break-down of management’s view of the achievement of these criteria is as follows:

1)	We believe that persuasive evidence of an arrangement exists vis-à-vis the Strategic Alliance Agreement with Quest.

2)	We believe that delivery has occurred as we have provided Quest with a license to our intellectual property for purposes of Quest administering the OVA1 Test to end customers. We have no further obligations to Quest associated with the technology or tests that Quest performs.

3)	Fee is fixed or determinable: The fee that Quest pays per test for use of our technology is 25% of Quest’s Gross Margin (as defined) as discussed above. However, we do not currently have visibility regarding numerous important data points used to determine this amount such as Quest’s selling price to end customers, components of Quest’s cost of sales (in computing Quest’s Gross Margin) and Quest’s bad debt experience, if any. Further, through the periods presented, there are no minimum fee amounts due from Quest. Therefore, our revenue has only been “fixed or determinable” to the extent that Quest has reported to us the results of its sales to end customers. Through September 30, 2010, Quest has cumulatively reported that 25% of its gross margin on sales of 1,592 tests totaled $158,501. This amount is fixed or determinable and been reported by us as product sales in our financial statements. The remaining 1,628 tests performed (3,220 total tests estimated to be performed based on the Company’s reporting software, less 1,592 quantified by Quest and recognized as revenue) will not be recognized as revenue in the financial statements until such time as (1) the amount equivalent to 25% of Quest’s gross margin with respect to those tests has been reported to us or (2) we gain sufficient insight into Quest’s selling price to end customers, components of Quest’s cost of sales and bad debt experience to enable us to accurately estimate revenue for tests performed but not reported or paid by Quest. Management believes the fees for the 1,628 tests above are not “fixed or determinable” until such time as one of these two conditions precedent are met.

4)	We believe that collectability is reasonably assured based on Quest’s credit rating and as cash had been paid by Quest to the Company within 5 days of each reporting period in accordance with the contract, once the actual fee due is determined and reported, as described above.

5.	We note that you are accounting for the forgiveness of principal debt balances from Quest as license revenue on a straight-line basis over the term of the exclusive sales period that Quest receives upon commercialization of an approved diagnostic test. Please explain to us in more detail why you are accounting for the forgiveness of your principal debt balances as license revenue. Cite any accounting literature you relied upon and how you applied it to your situation.

The forgiveness of the $3,000,000 principal debt balance associated with FDA clearance and commercialization of our OVA1 Test was viewed by management as value received that was directly tied to our customer’s (i.e., Quest’s) exclusive access to the developed technology and probable future ability to achieve sales. Since the ‘forgiveness’ of the loan was part of the original arrangement to help develop a test application that will be made available exclusively to Quest for a period of time, it has elements of fees paid by Quest to the Company to secure the exclusive rights to the OVA1 Test. Accordingly, we determined this value to be most appropriately recognized in a manner similar to a fee paid by Quest for an exclusive commercialization or distribution right over the related expected period associated with Quest’s distribution rights. We considered whether there was a demonstrable pattern of revenue recognition that matched the Company’s expectation of future sales under the distribution agreement with Quest. However, we concluded that until we have a meaningful history of product sales that provides a reasonable basis for estimating future product sales, revenue should be recognized on a straight-line basis over the 2.5-year period of Quest’s sales exclusivity beginning on the OVA1 Test commercialization date of March 9, 2010.

In summary, we believe that the appropriate treatment for the debt forgiveness is similar to payment by Quest for a license to distribute the Company’s product (i.e., as revenue over the term of the license agreement with Quest).

Pursuant to the FDA-clearance of OVA1 Test, Quest holds an exclusive license to sell our OVA1 Test. Each instance of clinical use (i.e. a reported result for the purpose of providing a result to a patient) is recorded and Quest pays the Company on an incremental per-test basis. The forgiveness of debt was contemplated and included in the original terms of the Strategic Alliance Agreement. Thus, it appears that the forgiveness of debt is directly associated with the FDA-cleared OVA1 Test, which enables the debt holder, Quest, to earn revenue which in turn results in revenue for the Company. Quest, as debt holder, only benefits from the FDA-cleared product over the exclusivity period. As we can establish a direct relationship between the forgiveness of debt and the ability to recognize revenue (by Quest and us), we determined that the appropriate treatment was akin to payment of a license fee by Quest for the exclusive right to sell our OVA1 Test. SAB topic 13A, FN35 states, if a licensed product or technology is physically delivered to the customer, but the license term has not yet begun, revenue should not be recognized prior to inception of the license term. Upon inception of the license term, revenue should be recognized in a manner consistent with the nature of the transaction and the earnings process.

Alternatives treatments considered and rejected

1)	Record debt forgiveness as offset to research & development expense.

Vermillion obtained FDA-clearance in September 2009 and commercially launched the OVA1 Test on March 9, 2010. Quest was not at risk for the research & development of the product (i.e. other than the potential risk of default, in which case they would be entitled to the Company’s intellectual property as collateral) and could not directly benefit from the results of the development without FDA-clearance and the rights and ability to commercialize the OVA1 Test. Because payment of the Quest debt is not directly tied to the achievement of R&D milestones (i.e., the Company is required to pay principal and stated interest by a specified date even if none of the stated milestones were achieved by that date), and because the forgiveness was directly tied to an event that made it probable that our customer would achieve future benefit from the strategic relationship through direct sales of our OVA1 Test, we concluded that the forgiveness of debt was more closely tied to the distribution rights rather than as an offset to research & development costs (or as a reduction to expenses from past R&D efforts). Because repayment of the debt was required unless the technology under development was successful, we believe the arrangement also did not qualify as a research and development services contract under ASC 730-20.

2)	Record debt forgiveness as other income/expense item below the operating expense line (akin to a debt restructuring/extinguishment).

This would imply that the debt holder has forgiven debt without a specifically identified benefit. Due to the nature of the collaboration between the debt holder, Quest, and the Company and given that the milestones are of a nature that Quest will have the probable ability to market the Company’s tests or other products upon their achievement and Quest receives an exclusive right to use the technology for a period of time, it appears that ongoing access to our technology and the ability to generate future revenue was a consideration in the debt holder’s negotiation and decision to forgive the debt based only upon achieved milestones. Because there was a clear benefit to be achieved by Quest resulting from the FDA clearance that was the subject of a pre-defined milestone, this alternative was rejected.

6.	Further to the above, we note your disclosure on page 58 of the Form 10-K that as of January 23, 2010, only $3,000,000 of the debt had been forgiven. It appears that no additional amounts have been forgiven as of September 30, 2010. With a view toward disclosure, please clarify that the license revenues are recognized only for those amounts for which the debt has been forgiven (i.e., the $3,000,000).

We confirm that license revenues are only recognized to the extent that debt has been forgiven by Quest – the $3,000,000 which has been forgiven through September 30, 2010. We will clarify this position in future filings.

7.	In light of the fact that Quest is a related party, please revise future filings to include the disclosures required by paragraph 850-10-50-1 of the FASB Accounting Standards Codification.

We note the Staff’s comment and make reference to additional disclosure as required by paragraph 850-10-50-1 of the FASB Accounting Standards Codification in Note 5 “Secured Line of Credit with Quest Diagnostics Incorporated” on page 8 of Form 10-Q. We will enhance our disclosure in future filings in response to the Staff’s observation.

Note 6. Commitments and Contingencies, page 8

8.

We note your disclosures related to your agreement with The John Hopkins University School of Medicine (JHU). Please explain to us why you concluded that the forgiveness of amounts owed should be recorded as a reduction to expenses over the remaining term of the agreement rather than as a gain on extinguishment of liabilities in the current period. Cite any accounting literature you relied upon in determining your accounting. Please specifically address how you considered the guidance in section 405-20 of the FASB Accounting Standards Codification. In connection with your response, please clarify which line item in the December 31, 2009 financial statements reflects the amounts owed to JHU at that date. Please also clarify where in your September 30, 2010 financial statements you have recorded the amounts that will be amortized as a reduction to expenses in future periods.

In June 2010, we entered into an amendment to the 2008 collaboration agreement (the “Collaboration Agreement”) with JHU which extends the Collaboration Agreement with JHU for three additional years. Under the terms of the amendment, JHU and the Company will continue to collaborate in performing research to discover and validate disease biomarkers and, as a result, the Company extended the term of its funding obligations in support of that research. The amendment includes the following:

•	Extension of the terms of the Collaboration Agreement until March 31, 2013;

•	Reduction of the quarterly collaboration research fee from $150,000 to $100,000 per quarter (a total of $1,200,000 for research payments is due under the term of the amendment); and

•	JHU waived the unpaid research fees of $623,000 for the period between April 1, 2009 and March 31, 2010.

While under bankruptcy, we received limited benefits from the Collaboration Agreement and JHU performed limited research work due to the cessation of payments. During 2009 and 2010, the Company and JHU discussed the opportunity for additional research under the Collaboration Agreement. The Company and JHU agreed to extend the Collaboration Agreement for three additional years. JHU forgave the past due amounts of $623,000 as part of the amended Collaboration Agreement to induce the Company to continue its financial support of research efforts.

We consider the waiver made by JHU to be analogous to an “inducement” to extend the term of the existing agreement. Because JHU would have been entitled to the accrued amount payable in the absence of the amendment, we believe the waiver of the fee concurrent with signing the amendment to extend the collaboration agreement should be treated the same as the Company paying the amount and then a cash payment from JHU to the Company. It is reasonable to assume that JHU waived the fees so that the Company would continue the existing relationship with them and would continue to provide funding to JHU in the future. The purpose of the incentive is comparable to the incentive of a lessor in trying to keep the lessee for a longer period.

JHU does not provide specific reports regarding research milestones or deliverables (e.g. numbers of researchers involved in the project or alternative information that would enable the Company to determine the identifiable benefit as return of the research fee paid). In addition, there has not been any type of research fee true-up based upon payments expended/not expended. We have been contractually obligated for and have paid only the contractually stated fees in past periods, regardless of the level of effort expended (except for the $623,000 under discussion).

Per review of and by analogy to ASC 605-50, the $623,000 fee waiver should be recognized prospectively as a reduction of expense (in this case the reduction is for research and development expense, as the JHU collaboration costs have historically been recorded as such). ASC 605-50-25-10 states that a rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period shall be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it shall be recognized as the milestones are achieved. Further ASC 605-50-45-12 states that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of cost of sales when recognized in the customer’s income statement. This is analogous to a reduction in research and development expense for the Company over the period of the new Amendment.

Thus, we believe that the fee waived by JHU is most appropriately accounted for as a reduction of future collaboration costs under the extended agreement. The fee waiver is not consideration for assets or services being delivered to the vendor (JHU), but, as noted in the analysis above, to ensure that JHU will receive the benefit of a continuing business relationship with us. As such, JHU does not receive an identifiable benefit in exchange for the consideration. Likewise, the contractual consideration being paid under the June 2010 Amendment (the reduced quarterly payments) is not given in exchange for an immediate identifiable benefit, as the contract does not specify the number of researchers or research hours or otherwise quantify work performed by JHU during the contract period. In addition, the quarterly research fee is a flat fee and there is no true-up in future periods (consistent with past JHU agreements).

We considered the guidance of ASC 405-20 with regards to extinguishment of debt. The release from the liability does meet the threshold of being “legally released from being the primary obligor under the liability, either judicially or by the creditor”. However, since the release from liability was done in contemplation of and in conjunction with the extension of the JHU agreement, we believe the “inducement” aspect makes the guidance under ACS 605-50 to be more suitable to the situation.

Conclusion

As discussed above, the inducement from JHU should be recognized straight line over the extended agreement as a reduction of our research and development expenses. At December 31, 2009, the unpaid obligation to JHU was recorded as “liabilities subject to compromise” in the financial statements for the period then ended because the JHU contract was part of the bankruptcy proceeding. At September 30, 2010, the unamortized balance of the fee waiver totaled $519,000 including $208,000 in “accrued liabilities” and $311,000 in non-current “other liabilities” in the financial statements.

Item 4. Controls and Procedures, page 23

9.	We note here and in your Forms 10-Q as of March 31 and June 30, 2010 that you disclose management’s conclusion on the effectiveness of its internal controls over financial reporting. Item 308(T) of Regulation S-K indicates that management’s conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure. Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of September 30, 2010, June 30, 2010 and March 31, 2010.

We take note that management’s conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure. We did not perform a formal assessment on the effectiveness of internal controls over financial reporting as of September 30, 2010, June 30, 2010 and March 31, 2010. Rather, our intent with the disclosure included in Forms 10-Q was to disclose actions taken by the Company to remediate the material weakness detected in the assessment as of December 31, 2009. We further wished to disclose that although considerable remediation actions had been taken by management, we cannot conclude that the material weakness had been remediated pending the formal assessment of internal controls to be undertaken as of December 31, 2010 and the attestation to be provided by our independent registered public accounting firm. We will clarify these facts in future filings.

Part II. Other Information, page 24

Item 1A. Risk Factors, page 25

We filed a petition for relief under Chapter 11 on March 30, 2009 . . ., page 25

10.	With a view towards disclosure, please tell us about the “residual risks and uncertainties” associated with your bankruptcy proceedings.

The Company advises the Staff that the residual risks and uncertainties associated with our bankruptcy proceedings include the following:

•	Negative publicity associated with our bankruptcy proceedings could adversely affect our sales and relationship with our customer; and

•

Our operation results may be adversely affected by the possible reluctance of prospective investors, suppliers, strategic partners and other related parties to do business with a company that emerged from bankruptcy proceedings.

The Company acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (541) 678-8252.

Sincerely,

/s/ Sandra A. Gardiner
Sandra A. Gardiner Vice President and Chief Financial Officer Vermillion, Inc.

cc:	Gail S. Page, Chief Executive Officer and Chairperson, Vermillion, Inc.
Robert A. Claassen, Esq., Paul Hastings, Janofsky & Walker LLP
Jeffrey Womer, PricewaterhouseCoopers LLP